

May 19, 2011

<u>Via E-Mail</u>
Mr. Ingo Stuckman
Chief Executive Officer
Wind Works Power Corp.
346 Waverley Street
Ottawa, Ontario, Canada K2P 0W5

>   **Re: Wind Works Power Corp.**
>   **Form 10-K for Fiscal Year Ended June 30, 2010**
>   **Filed October 13, 2010**
>   **File No. 333-113296**

Dear Mr. Stuckman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2010

General

1.   Please be sure to completely paginate all future filings, including the financial statements.

Cover Page

2.   You indicate your phone number is (613) 226-7833, whereas on your website, it is indicated to be (613) 226-7883. Please verify the accuracy of your phone number in each of these locations, and eliminate the inconsistency in the future.

Market for Common Equity and Related Stockholder Matters, page 19

A. Market Information, page 20

3.   Your common stock trading symbol disclosed here, "AMXG," appears to not have been updated, pursuant to your recent name change, and should be "WWPW." Please revise your disclosure, in future filings.

Selected Financial Data, page 23

4.   Please note, as a smaller reporting company, you are not required to provide this information. However, if you choose to do so in future filings, please ensure the opening paragraph to your disclosure correctly references "annual" financial statements and the current corresponding years presented in the underlying table.

5.   Please also ensure your presentation, if you choose to do so, fully complies with the guidance in Item 301 of Regulation S-K. For example, ensure that all required periods are presented (Item 301(a) of Regulation S-K), as well as inclusion of all applicable required financial items in the table (Instruction 2 to Item 301 of Regulation S-K). Additionally, revise the amounts disclosed for Total Assets and Total Liabilities, for the year ended June 30, 2010, as each appears to be $100,000 less than the corresponding amounts presented in your audited financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Revenues, page 24

6.   Please revise your disclosure to correctly indicate your net loss for the year ended June 30, 2010, which totaled $(2,477,370), rather than $(1,376,838) as you indicated.

Liquidity and Capital Resources, page 24

Assets and Liabilities, page 24

7.   Please revise your disclosure to correctly indicate your long-term assets as of June 30, 2010, which totaled $(3,945,484), rather than $(3,845,484) as you indicated.

Financial Statements and Supplementary Data, page 25

8.   As you are no longer engaged in the mining industry, in future filings, please label your financial statements as "development stage," rather than "exploration stage." Refer to FASB ASC Topic 915-205-45-4 for additional guidance.

9.   Revise your balance sheets, statements of operations and statements of cash flows to disclose, on their face, amounts attributable to transactions with related parties. See Rule 4-08(k)(1) of Regulation S-X.

Note 2 – Significant Accounting Policies

Wind Farm Developmental Properties

10.   We note you initially capitalize developmental wind farm *acquisition* costs when incurred. Please tell us how you concluded such costs should be capitalized, particularly in light of the commercial feasibility of your projects not having yet been established, citing the underlying authoritative accounting guidance that supports your position. Correspondingly, tell us what the underlying "units-of-production" metric is that you intend to amortize such capitalized costs over, and how it will be determined and measured.

The Fair Value Option for Financial Assets and Financial Liabilities

11.   We note your disclosure stating: "The carrying value of accounts receivable, due from shareholder, accounts payable and accrued liabilities, and short term loans approximates their fair value due to their short term nature."   We also note, however, that you have included the balances related to these line items in the Fair Value table as of June 30, 2010 under the "Level I" category. As these amounts are not measured at fair value on a recurring basis and do not appear to qualify under the definition of the Level I hierarchy as discussed in FASB ASC 820 (measurement using unadjusted quoted prices in active markets), please remove these amounts from the Fair Value table. Your statement that the carrying values of these amounts approximate their fair values should continue to be disclosed, if true, under the requirements of FASB ASC 825-10-50.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donald F. Delaney, at (202) 551-3863, or Shannon F. Buskirk, at (202) 551-3717, if you have questions regarding comments on the financial statements and related matters. Please contact me, at (202) 551-3311, with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief